[HAYNES INTERNATIONAL LOGO]

August 12, 2005

VIA EDGAR

Jennifer Hardy, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, Northeast
Mail Stop 7010
Washington, DC 20549

Re:
Haynes International, Inc.
Registration Statement on Form S-1, as amended through August 12, 2004
File No. 333-124977
Acceleration Request

Dear Ms. Hardy:

        On behalf of Haynes International, Inc. (the "Registrant"), request is hereby made that the Securities and Exchange Commission enter an order declaring the above-referenced Registration Statement effective at 2:00 p.m. Eastern Daylight Time, on Friday, August 12, 2005, or as soon thereafter as is reasonably practicable.

        In connection with this request for acceleration, the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as related to the proposed public offering of the securities pursuant to the Registration Statement. The Registrant further acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Haynes International, Inc.
By:	/s/ MARCEL MARTIN Marcel Martin, Chief Financial Officer